Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Ole Kristian Lunde, SVP Corporate Communications, Tel: +47 22 54 44 31

Date: 16 October 2003

Loan to Norway Seafoods Holding

Orkla, Norway Seafoods Holding (NWSH) and its most important financial creditors have agreed on a refinancing package for the NOK 600 million loan based on the draft solution that was established on 30 September.

The main elements of the negotiated agreement are that NOK 150 million of the loan will be repaid to Orkla and a security package will be established for the remaining NOK 450 million. The refinanced loan will expire on 31 December 2004 at the latest. Orkla upholds its right to hold Kjell Inge Røkke personally liable.

The agreement that has been entered into will provide a calmer environment for the operations and future value creation of the NWSH Group.

Work still remains to be done on clarifying the situation in relation to certain third parties and on certain formal matters. This is expected to be finalized within a reasonably short period of time.

dlw 10/30